UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2012

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant’s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30 along with Circular Letter Nº 660 both of the Superintendency of Securities and Insurance, and being duly empowered to this effect by the Board of Directors, I hereby report the following regarding Embotelladora Andina S.A. (the “Company”), its business, its securities or tender offer, as a material event:

The following resolutions, among others, were adopted at the General Shareholders’ Meeting of Embotelladora Andina S.A. held April 27, 2012:

1.               Approval of the Annual Report, Balance and Consolidated Statement of Financial Position for the year 2011; as well as the Report of Independent Auditors with respect to the Consolidated Statement of Financial Position;

2.               Approval of Earnings distribution and dividend payments.

3.               Present Company dividend distribution policy and inform about the distribution and payment procedures utilized;

4.               Complete renewal of the Company’s Board of Directors, as follows:

Director	Alternate

GONZALO PAROT PALMA (independent)	ENRIQUE CIBIE BLUTH (independent)

JOSÉ ANTONIO GARCÉS SILVA	PATRICIO PARODI GIL

ARTURO MAJLIS ALBALA	CRISTIAN ALLIENDE ARRIAGADA

BRIAN J. SMITH	JORGE HURTADO GARRETÓN

GONZALO SAID HANDAL	JOSE MARIA EYZAGUIRRE BAEZA

SALVADOR SAID SOMAVIA	JOSÉ DOMINGO ELUCHANS URENDA

JUAN CLARO GONZÁLEZ	ERNESTO BERTELSEN REPETTO

5.               Determine the compensation for Directors, members of the Directors’ Committee and members of the Audit Committee established pursuant to the Sarbanes Oxley Act; the activities of such committees during 2011, their annual report and expenses incurred by both Committees.

6.               Appoint “Ernst & Young” as the Company’s independent auditors for the year 2012;

7.               Appoint Fitch Chile Clasificadora de Riesgo Limitada, ICR Compañía Clasificadora de Riesgo Limitada and Fitch International the Company’s rating agencies;

8.               Approve the report on Board Agreements in accordance with articles 146 and forward of the Chilean Corporate Law, regarding operations that took place after the last General Shareholders’ Meeting; and,

9.               Approve El Mercurio as the newspaper to publish all notices to convene Company Shareholders’ Meetings.

Regarding item 2 above, the General Shareholders’ Meeting approved the distribution of:

1.               The following amounts as Final Dividend Nº 180, on account of the fiscal year ending December 31, 2011: a) $10.97 (Ten pesos and 97/100) per Series A Shares and; b)  $12.067 (Twelve pesos and 067/100) per Series B Shares. Payment of these dividends, will begin on May 11, 2012, and the Shareholders’ Registry will close on May 5, 2012 for payment of these dividends.

2.               The following amounts as Additional Dividend Nº 181 on account of retained earnings: a)  $24.30 (twenty four and 30/100 pesos) per each Series A Shares and; b)  $26.73 (twenty six and 73/100 pesos) per each Series B Shares. Payment of these dividends will begin on May 31, 2012, and the Shareholders’ Registry will close on May 25, 2012 for payment of these dividends.

Santiago, April 27, 2012.

(signed)

Jaime Cohen A.

Chief Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, April 27, 2012